Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of September 19, 2013

among

BASF CORPORATION,

PASTINACA ACQUISITION INC.,

and

VERENIUM CORPORATION

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 19, 2013 (this “Agreement”), is among BASF Corporation, a Delaware corporation (“Parent”), Pastinaca Acquisition Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Purchaser”), and Verenium Corporation, a Delaware corporation (the “Company”). Certain terms used in this Agreement are used as defined in Section 8.12.

WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company each deems it advisable that Parent acquire the Company on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, in furtherance thereof it is proposed that such acquisition be accomplished by (a) Purchaser commencing a tender offer to purchase all of the shares of common stock, $0.001 par value, of the Company (“Company Common Stock”) issued and outstanding (each, a “Share” and, collectively, the “Shares”) for $4.00 per Share (such amount or any greater amount per Share paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash, on the terms and subject to the conditions provided for in this Agreement (such cash tender offer, as it may be amended from time to time as permitted by this Agreement, the “Offer”), and (b) following the consummation of the Offer, the merger of Purchaser with and into the Company, with the Company being the surviving corporation, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which Shares (other than the Dissenting Shares and certain shares as provided in paragraph (b) of Section 2.7) will be converted into the right to receive the Offer Price, subject to any required withholding of Taxes, on the terms and subject to the conditions provided for in this Agreement (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, unanimously (a) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, (c) resolved to recommend acceptance of the Offer, and (d) agreed that the Agreement shall be subject to Section 251(h) of the DGCL;

WHEREAS, the respective boards of directors of Parent (on its own behalf and as the sole stockholder of Purchaser) and Purchaser have, on the terms and subject to the conditions set forth herein, unanimously approved this Agreement and the Transactions;

WHEREAS, Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the completion of the Offer; and

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that certain holders of Company Common Stock (the “Principal Stockholders”) enter into a Support Agreement, dated as of the date of this Agreement (the “Support Agreements”), simultaneously herewith, pursuant to which, among other matters, the Principal Stockholders have agreed to tender all Shares they beneficially own in the Offer, on the terms and subject to the conditions provided for in the Support Agreements, and in order to induce Parent and Purchaser to enter into this Agreement, the Company Board has approved the execution and delivery of the Support Agreements by the Principal Stockholders.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

The Offer

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with ARTICLE VII, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer to purchase all of the Shares at the Offer Price as promptly as reasonably practicable after the date of this Agreement, but in no event later than seven (7) Business Days after the initial public announcement of the execution of this Agreement (which initial public announcement shall occur no later than the first (1st) Business Day following execution and delivery of this Agreement). The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Annex A (the “Offer Conditions”). The Offer shall initially expire at 9:00 a.m. (New York City time) on the date that is twenty-one (21) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the conditions set forth in Annex A hereto or modify or change any Offer Condition in a manner adverse in any material respect, to any Company’s stockholders, (v) change, modify or waive the Minimum Condition, (vi) except as otherwise provided in this Section 1.1, extend or otherwise change the expiration date of the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any Company’s stockholders or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(b) Notwithstanding the foregoing Section 1.1(a)(vi), Purchaser shall (i) if requested in writing by the Company at least one (1) Business Day prior to the applicable Expiration Time, extend the Offer beyond the then-scheduled Expiration Time for periods of five (5) Business Days on each such occasion if any Offer Condition has not been satisfied or, to the extent permitted by this Agreement, waived, subject, however, to the parties’ respective rights to terminate this Agreement pursuant to ARTICLE VII; provided, that that the Company can only request two (2) such extensions if the Offer Condition that has not been satisfied is the Minimum Condition and (ii) extend the Offer for (x) any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “SEC”) or the staff thereof or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer and (y) periods of up to five (5) Business Days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act or any foreign antitrust or competition related Laws shall have expired or been terminated; provided, however, in each case, that in no event shall Purchaser (1) be required to extend the Offer (A) beyond March 18, 2014 (the “Walk-Away Date”) or (B) at any time following the valid termination of this Agreement pursuant to ARTICLE VII and (2) be permitted to extend the Offer beyond the Walk-Away Date without the prior written consent of the Company.

(c) Notwithstanding the foregoing Section 1.1(a)(vi) and Section 1.1(b), Purchaser may, in its sole discretion, extend the Offer beyond the Initial Expiration Time for periods of five (5) Business Days on each such occasion; if, on or prior to any then-scheduled Expiration Time, any of the conditions to Purchaser’s obligation to accept for payment and to pay for Shares tendered shall not be satisfied or, to the extent permitted by this Agreement, waived, subject, however, to the parties’ respective rights to terminate this Agreement pursuant to ARTICLE VII, provided, however, that in no event shall Purchaser (1) be required to extend the Offer (A) beyond the Walk-Away Date or (B) at any time following the valid termination of this Agreement pursuant to ARTICLE VII.

(d) On or prior to the date that Purchaser becomes obligated to pay for Shares pursuant to the Offer, Parent shall provide or cause to be provided to Purchaser the funds necessary to pay for all Shares that Purchaser becomes so obligated to pay for pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer. The Offer Price shall, subject to any withholding of Taxes required under applicable Law, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. The Company agrees that no Shares held by the Company will be tendered to Purchaser pursuant to the Offer. In the event that this Agreement is terminated pursuant to Section 7.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(e) As promptly as practicable on the date of commencement of the Offer, Parent and Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the

“Schedule TO”). The Schedule TO shall contain or incorporate by reference the Offer to Purchase and forms of the related letter of transmittal, related summary advertisement in respect of the Offer and all other ancillary Offer documents (collectively, together with all amendments, supplements and exhibits thereto, the “Offer Documents”). The Company shall use commercially reasonable efforts to promptly provide Parent with all information concerning the Company that is required by the Exchange Act to be included in the Offer Documents. Parent and Purchaser agree to take all reasonable steps necessary to cause the Offer Documents to be disseminated to the holders of the Shares as and to the extent required by applicable federal securities Laws. Parent and Purchaser, on the one hand, and the Company, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall be or shall have become false or misleading in any material respect, and Parent and Purchaser agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents before they are filed with the SEC and disseminated to holders of Shares. In addition, Parent and Purchaser agree to provide the Company and its counsel with any comments, whether written or oral, that Parent or Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, to consult with the Company and its counsel prior to responding to any such comments and to provide the Company with copies of all such responses, whether written or oral. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

Section 1.2 Company Actions.

(a) The Company hereby represents and warrants that the Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) resolved to recommend that Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant thereto and adopt this Agreement and (iv) agreed that the Agreement shall be subject to Section 251(h) of the DGCL. Subject to Sections 5.2(c) and 5.2(d) hereof, the Company shall, through the Company Board, recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto (collectively, the “Company Recommendation”). The Company hereby consents, subject to Sections 5.2(c) and 5.2(d), to the inclusion in the Offer Documents of the Company Recommendation described above.

(b) On the date of filing by Parent and Purchaser of the Schedule TO, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) which shall contain the Company Recommendation. The Company shall cause the Schedule 14D-9 to be disseminated to holders of the Shares as and to the extent required by applicable federal securities Laws. The Company, on the one hand, and each of Parent and Purchaser, on the other hand, shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall be or shall have become false or misleading in any material respect, and the Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by applicable federal securities Laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Shares. In addition, the Company agrees to provide Parent and its counsel with any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, to consult with Parent and its counsel prior to responding to any such comments and to provide Parent with copies of all such responses, whether written or oral.

(c) The Company shall promptly furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall furnish Purchaser with such additional information, including updated listings and computer files of shareholders, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably require in communicating the Offer to the record holders and beneficial holders of Shares. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

Section 1.3 Offer Documents; Schedule 14D-9. Without limiting any other provision of this Agreement, whenever any party hereto becomes aware of any event or change which is required to be set forth in an amendment or supplement to the Offer Documents, or the Schedule 14D-9, such party shall promptly inform the other parties thereof and each of the parties shall cooperate in the preparation, filing with the SEC and (as and to the extent required by applicable federal securities Laws) dissemination to the Company’s stockholders of such amendment or supplement.

ARTICLE II

The Merger

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, and the separate corporate existence of Purchaser shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the date on which the Purchase Time occurs, but in any event no later than the second (2nd) Business Day after the satisfaction of the conditions set forth in Section 6.1, unless this Agreement has been terminated pursuant to its terms. The Closing shall be held at the offices of Lowenstein Sandler LLP, 1251 Avenue of the Americas, 17th Floor, New York, New York 10012, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto in writing and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers, licenses, authority and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.5 Certificate of Incorporation and By-laws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger to be in the form of Exhibit 2.5(a) hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At the Effective Time, the by-laws of Purchaser, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law.

Section 2.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Purchaser immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 2.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Purchaser or the Company:

(a) Each issued and outstanding share of capital stock of Purchaser shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value one cent ($0.01) per share, of the Surviving Corporation.

(b) Any Shares that are owned by the Company as treasury stock, and any Shares owned by Parent or Purchaser or any other Subsidiary of Parent, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Each issued and outstanding Share (other than (i) Shares to be canceled in accordance with Section 2.7(b) and (ii) any Dissenting Shares), shall be converted into the right to receive an amount of cash equal to the Offer Price payable to the holder thereof in the manner provided in this Agreement without interest (the “Merger Consideration”). At the Effective Time, all such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Shares (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with this Agreement, without interest.

Section 2.8 Exchange of Certificates, Etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for (i) the holders of Shares in connection with the Merger for the purpose of exchanging the Merger Consideration for: (x) the Certificates and (y) book-entry shares which immediately prior to the Effective Time represented the Shares (the “Book-Entry Shares”) and (ii) the Non-Employee Optionees to receive the funds to which such Non-Employee Optionees become entitled pursuant to Section 2.10. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent sufficient funds to pay (A) the aggregate Merger Consideration that is payable in respect of all Shares represented by the Certificates and the Book-Entry Shares and (B) the aggregate cash consideration payable to the Non-Employee Optionees pursuant to Section 2.10 (collectively, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund deposited with the Paying Agent shall, pending its disbursement, be invested by the Paying Agent as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days thereafter) Parent shall cause the Paying Agent to send, to each record holder of Shares at the Effective Time and to each Non-Employee Optionee entitled to receive consideration pursuant to Section 2.10, a letter of transmittal and instructions (which shall be in reasonable and customary form and, with respect to any holder of Shares entitled to receive Merger Consideration pursuant to Section 2.7, shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent) for use in such exchange. Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon (i) surrender to the Paying Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Paying Agent, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares. Each Non-Employee Optionee entitled to receive consideration pursuant to Section 2.10 shall be entitled to receive such consideration upon surrender to the Paying Agent of a duly completed and validly executed option cancellation agreement (which shall be in reasonable and customary form) and such other documents as may reasonably be requested by the Paying Agent. Until so surrendered or transferred, as the case may be, and subject to the terms set forth in Section 2.9, each such Certificate, Book-Entry Share or Option, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable with respect to the Options held by the Non-Employee Optionees or upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Certificate or Certificates so surrendered shall immediately be cancelled.

(c) Surrender and Payment. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this ARTICLE II, without interest.

(d) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of Shares upon the surrender for exchange of Certificates or transfer of Book-Entry Shares in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Book-Entry Shares, and from and after the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.8(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this ARTICLE II.

(f) Termination of Fund. At any time following one hundred eighty (180) after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to the Non-Employee Optionees or holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or Book-Entry Shares held by them or with respect to their Options, as applicable, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental or Regulatory Authority shall become, to the extent permitted by applicable Law, the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration that is required to be delivered to a public official pursuant to applicable Law, including any applicable abandoned property, escheat or similar Law.

(h) Withholding Taxes. Parent, Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares, Options or Warrants pursuant to the Offer or Merger such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. Each holder of Shares, Options or Warrants shall provide to payor prior to the Closing an accurate, complete, and duly certified Internal Revenue Service Form W-8 or W-9 and any required supporting information and documentation. Payor will notify payee and request additional information or documentation if in payor’s judgment, the Form W-8 or W-9 and information provided appears incomplete or inaccurate, or insufficient to establish eligibility for any reduced rate of, or exemption from, Tax withholding claimed by payee; provided that in no event shall the payor be liable to a holder for withholding, or for failure to withhold, any amounts pursuant to this Section 2.8(h). To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Options or Warrants in respect of which such deduction and withholding was made.

(i) Payment of Closing Indebtedness. No less than three (3) Business Days prior to the Closing Date, the Company shall deliver, or caused to be delivered to the Parent, final payoff letters with respect to the Closing Indebtedness in customary form and reasonably acceptable to Parent. On the Closing Date, the Parent shall repay, or cause to be repaid, on behalf of the Company, the Closing Indebtedness by wire transfer of immediately available funds to the accounts designated by the holders of such Indebtedness.

Section 2.9 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.7(c), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be, and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company will not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.8 to pay for Dissenting Shares shall be returned to Parent upon demand. The Company shall provide each of the holders of Company Common Stock with the notice contemplated by Section 262 of the DGCL as part of the Schedule 14D-9.

Section 2.10 Treatment of Stock Options.

(a) Prior to the Purchase Time, the Company Board and the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which options outstanding immediately prior to the Purchase Time that represent the right to acquire Shares) to (i) convert each unexpired and unexercised Option that is unvested as of the Purchase Time (each an “Unvested Option”) (other than Unvested Options held by Non-Employee Optionees) to a substitute award to acquire cash consideration in an amount equal to (A) the total number of Shares subject to such Unvested Option multiplied by (B) the difference, if positive, obtained by subtracting (x) the exercise price payable per Share under such Unvested Option from (y) the Merger Consideration (each, a “Substitute Award”); which amount, shall be paid in accordance with Section 2.10(c) and (ii) accelerate the vesting of each Substitute Award then outstanding and then held by an Employee whose service relationship with the Company had not terminated prior to the Purchase Time so that each such Substitute Award shall become fully vested on the third (3rd) Business Day after the Effective Time, provided that such Employee has not voluntarily terminated service prior to such day. For the avoidance of doubt, each Substitute Award held by an Employee shall become immediately vested in full prior to such third (3rd) Business Day in the event that such Employee’s service relationship with the Company terminates on or after the Effective Time and before such third (3rd) Business Day for any reason other than the voluntary termination of service by such Employee. No holder of an Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Option before or after the Purchase Time.

(b) Prior to the Purchase Time, the Company Board and the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary under the Company Equity Plans and award agreements pursuant to which options outstanding immediately prior to the Purchase Time that represent the right to acquire Shares to provide, except as may be expressly agreed with the holder thereof, that each Non-Employee Option and, without duplication, each option that is vested, exercisable and outstanding at or immediately prior to the Purchase Time, including an option that becomes vested pursuant to its terms or the terms of any Contract between the holder thereof and the Company (each a “Vested Option” and together with the Unvested Options, the “Options”) shall be cancelled immediately following the Effective Time and thereupon converted into the right to receive a cash amount equal to (i) the total number of Shares subject to such Vested Option immediately prior to the Purchase Time multiplied by (ii) the difference, if positive, obtained by subtracting (x) the exercise price payable per Share under such Vested Option from (y) the Merger Consideration, which amount, as applicable, shall be paid in accordance with Section 2.10(c). No holder of an Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Option before or after the Purchase Time.

(c) As soon as reasonably practicable after the Effective Time (but no later than the second (2nd) payroll date after the Closing Date), the Surviving Corporation shall pay the aggregate consideration, net of any applicable withholding Taxes, payable with respect to Substitute Awards pursuant Section 2.10(a) and to Options pursuant to Section 2.10(b) (other than those held by Non-Employee Optionees) through the Surviving Corporation’s payroll system to the holders of such Substitute Awards and Options (whether or not the holders of such Options are employed by the Company following the Closing Date), as applicable; provided, however, that to the extent the holder of an Option is a Non-Employee Optionee, the consideration payable with respect to such Options pursuant to Section 2.10(b) shall be paid in the manner described in Section 2.8 through the Payment Fund rather than this Section 2.10(c). Notwithstanding the foregoing, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration payable to the holders of the Options such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Prior to the Purchase Time, the Company shall make any amendments to the terms of the Company Equity Plans and obtain any consents from holders of Options that, in each case, are necessary to give effect to the transactions contemplated by this Section 2.10 and, notwithstanding anything to the contrary, payment may be withheld in respect of any Option until any necessary consents are obtained. Without limiting the foregoing and except as expressly contemplated by Section 2.11, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof. Prior to the Effective Time, the Company shall take all actions necessary to terminate all the Company Equity Plans, such termination to be effective at or before the Effective Time.

(d) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of such Company Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any Employee consents) that may be necessary to effectuate the provisions of this Section 2.10.

Section 2.11 Treatment of Warrants. Prior to the Closing, the Company shall satisfy all notification requirements under the terms of any Warrants that, pursuant to their terms, with notification, will expire at the Effective Time if not exercised prior thereto. At the Effective Time, and in accordance with the terms of each Warrant that is listed on Section 2.11 of the Company Disclosure Schedule and that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Parent shall cause the Surviving Corporation to assume all obligations under such Warrant and to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for an amount in cash, without interest, equal to the product of (a) the aggregate number of Shares in respect of such Warrant multiplied by (b) the difference, if positive, of the Merger Consideration less the exercise price per Share under such Warrant. From and after the Closing, Parent shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this ARTICLE III is subject to and qualified by (a) the exceptions and disclosures set forth in the disclosure schedule (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates) delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty, and (c) the disclosures in the Filed Company SEC Documents filed on or after January 1, 2013 and prior to the date of this Agreement other than (i) any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Filed Company SEC Documents and (ii) any documents filed as exhibits to such Filed Company SEC Documents that include redactions of material terms thereto; provided that the foregoing exceptions (i) and (ii) in clause (c) shall not apply to the representations and warranties contained in Sections 3.1, 3.3 (other than 3.3(c)), 3.4, 3.18, 3.19 and 3.20):

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by its management to be conducted. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company (“Company Material Adverse Effect”).

(b) The Company has no Subsidiaries. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

(c) The Company has delivered to Parent complete and correct copies of the Company Charter Documents, as amended to the date of this Agreement. All such Company Charter Documents are in full force and effect and the Company is not in violation of any of its provisions.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of two hundred forty-five million (245,000,000) Shares and five million (5,000,000) shares of preferred stock,

par value $0.001 per share (“Company Preferred Stock”). At the close of business on September 19, 2013, (i) 12,788,544 Shares were issued and outstanding, including Shares subject to restrictive legends on transfer under the Securities Act, (ii) no shares of Company Preferred Stock were issued or outstanding and (iii) no Shares were held by the Company in its treasury. All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company does not have in effect, and is not otherwise subject to, any stockholder rights agreement or “poison pill” stockholder rights plan.

(b) As of the date of this Agreement: (i) 1,786,075 Shares are subject to issuance pursuant to Options granted and outstanding under the Company’s 2010 Equity Incentive Plan; (ii) 581,294 Shares are subject to issuance pursuant to Options granted and outstanding under the Company’s 2007 Equity Incentive Plan; (iii) 68,962 Shares are subject to issuance pursuant to Options granted and outstanding under the Company’s 2005 Non-Employee Directors’ Equity Incentive Plan; (iv) no Shares are subject to issuance pursuant to Options granted and outstanding under the Company’s Celunol Equity Incentive Plan; (v) 184 Shares are subject to issuance pursuant to Options granted and outstanding under the 1997 Equity Incentive Plan; (vi) no Shares are subject to or otherwise deliverable in connection with outstanding restricted shares granted pursuant to any of the Company Equity Plans or otherwise and (vii) 2,037,827 Shares are reserved for future issuance under all of the Company Equity Plans. No bonds, debentures, notes or other indebtedness issued by the Company (i) having the right to vote on any matters on which stockholders or equityholders of the Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company, are issued or outstanding (collectively, “Voting Debt”). As of the date of this Agreement, 5,325,936 Shares are subject to and 5,325,936 Shares are reserved for issuance pursuant to the Warrants referred to in Section 3.2(b) of the Company Disclosure Schedule (correct and complete copies of which have been delivered to Parent). Since September 19, 2013, the Company has not issued any Shares, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding Options and Warrants, in each case, referred to above in this Section 3.2(b). Except as set forth above in Section 3.2(a) and this Section 3.2(b), as of the date of this Agreement there are not any Shares, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any Shares, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Shares.

(c) Other than the Company Equity Awards and the Warrants, as of the date of this Agreement, there are no outstanding (i) securities of the Company convertible into or exchangeable for Voting Debt or shares of capital stock of the Company, (ii) options, warrants or other agreements or commitments to acquire from the Company, or obligations of the Company to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company (the items in clauses (i), (ii) and (iii), together with the Shares, being referred to collectively as “Company Securities”).

(d) Except as set forth in the Warrants, there are no outstanding Contracts requiring the Company to repurchase, redeem or otherwise acquire any Company Securities.

(e) Except for this Agreement, the Company Equity Plans and as set forth in Section 3.2(e) of the Company Disclosure Schedule, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). All Shares, all outstanding Company Equity Awards and all outstanding Warrants, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws. Included in Section 3.2(e) of the Company Disclosure Schedule is a correct and complete list, as of the close of business on September 19, 2013, of all outstanding options or other rights to purchase or receive Shares granted under the Company Equity Plans or otherwise, and, for each such option or other right, (i) the name of the holder of such Company Equity Award, (ii) the number of Shares subject to such outstanding Company Equity Award, (iii) the exercise price, purchase price or similar pricing of such Company Equity Award, (iv) the date on which such Company Equity Award was granted or issued, and (v) with respect to Options, the date on which such Option expires. The Company has delivered or otherwise made available to Parent copies of all stock option plans covering the Options outstanding as of the date of this Agreement, and the forms of all stock option agreements evidencing such Options. Each Option has been duly authorized and issued in accordance with the terms of the applicable Company Equity Plan and applicable Laws.

Section 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, has unanimously (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii)

resolved to recommend acceptance of the Offer and (iv) agreed that the Agreement shall be subject to Section 251(h) of the DGCL.

(c) Except as disclosed in Section 3.3(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 are obtained and the filings referred to in Section 3.4 are made, (x) violate in any material respect any Law, judgment, writ or injunction of any Governmental or Regulatory Authority applicable to the Company or any of its properties or assets, or (y) violate or conflict with in any material respect, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of, the Company under, any of the terms, conditions or provisions of any Material Contract or material Permit, to which the Company is a party, or by which its or any of its material properties or assets may be bound or affected.

(d) Following the Purchase Time, assuming satisfaction of the Minimum Condition and assuming that none of Purchaser or Parent is an “interested stockholder” within the meaning of Section 251(h) of the DGCL, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger or effect the Merger.

Section 3.4 Governmental Approvals. Except for consents, approvals, filings and/or notices required by (a) the SEC, including (i) the Schedule 14D-9, (ii) the information required by Rule 14f-1 promulgated under the Exchange Act, (iii) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement, the Offer and the Merger, and (iv) any other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder, (b) the NASDAQ, (c) applicable state securities or “blue sky” laws, (d) the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (e) consents, approvals, filings and/or notices required under antitrust or competition law, no consents or approvals of, or filings, declarations or registrations with, any Governmental or Regulatory Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions.

Section 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) Since January 1, 2011, the Company has filed all reports, schedules, forms, prospectuses, and registration, proxy and other statements required to be filed with the SEC (collectively and together with all documents filed on a voluntary basis on Form 8-K and together with all documents incorporated by reference therein, but excluding any exhibits filed therewith to the extent the information set forth therein is not incorporated by reference into such report, schedule, form, prospectus, registration, proxy or other statement, the “Company SEC Documents”). Except as disclosed in Section 3.5(a) of the Company Disclosure Schedule, as of

their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”)) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates, nor any other communication disseminated by the Company to the holders of Company Securities since January 1, 2011 as of their respective dissemination dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Company SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents is accurate and complete, and complies as to form in all material respects with all applicable Laws. As used in this Section 3.5, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC.

(b) Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, the financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as indicated in the notes thereto or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company).

(c)

(i) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Company Board, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(ii) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(iii) For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(d) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor, to the Knowledge of the Company, any director, officer, agent, Employee or other Person acting on behalf of the Company, has, in any material respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or for events (or series of related matters) as to which the amounts involved do not exceed sixty thousand dollars ($60,000), since the Company’s proxy statement dated April 26, 2013, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(e) The audited balance sheet of the Company dated as of December 31, 2012 (the “Balance Sheet Date”) contained in the Company SEC Documents filed prior to the date of this Agreement is hereinafter referred to as the “Company Balance Sheet”. The Company does not have any Liabilities of a nature that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except Liabilities (i) as and to the extent reflected or reserved against on the Company Balance Sheet (including the notes thereto), (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) are incurred in connection with the Transactions or (iv) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(g) Since January 1, 2011, each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true, accurate and complete in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company. The Company is otherwise in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NASDAQ.

Section 3.6 Absence of Certain Changes or Events. Since June 30, 2013 and through the date of this Agreement, there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 3.6 of the Company Disclosure Schedule and except as disclosed in the Filed Company SEC Documents or as expressly contemplated by this Agreement, since June 30, 2013 and through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Company has carried on and operated its businesses in all material respects in the ordinary course of business consistent with past practice and (b) the Company has not taken any action described in Section 5.1 hereof that if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent would violate such provision. Without limiting the foregoing, except as disclosed in the Filed Company SEC Documents, since June 30, 2013 and through the date of this Agreement, there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Legal Proceedings. Except as disclosed in Section 3.7 of the Company Disclosure Schedule, as of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened in writing, material Action of or against the Company, nor is there any material injunction, order, judgment, ruling, writ, assessment, decision, ruling or decree, whether temporary, preliminary or permanent, imposed by or before any Governmental or Regulatory Authority (each, an “Order”) (or, to the Knowledge of the Company, threatened in writing to be imposed by or before any Governmental or Regulatory Authority) upon the Company or the assets of the Company.

Section 3.8 Compliance With Laws; Permits.

(a) The Company is (and since January 1, 2011 has been) in compliance with all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and Orders (collectively, “Laws”) applicable to the Company, except where such non-compliance would not reasonably be expected to have a Company Material Adverse Effect; provided that the Company has not committed nor is liable for any violation of any criminal Law. Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, since January 1, 2011 and through the date of this Agreement, to the Knowledge of the Company, no Governmental or Regulatory Authority has issued any written notice or notification stating that the Company is not in compliance in any material respect with any Law.

(b) The Company (i) holds all material licenses, franchises, permits, certificates, clearances, approvals and authorizations from Governmental or Regulatory Authorities, or required by Governmental or Regulatory Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses (collectively, “Permits”) or (ii) has otherwise documented its reasonable and good faith current determination that statutory and/or regulatory exemptions apply. The Company is (and since January 1, 2011 has been) in compliance in all material respects with the terms of all material Permits. Since January 1, 2011 and through the date of this Agreement, to the Knowledge of the Company, the Company has not received written notice to the effect that a Governmental or Regulatory Authority (i) claimed or alleged that the Company was not in compliance with all Laws applicable to the Company or (ii) was considering the amendment, termination, revocation, suspension or cancellation of any Permit. The consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any Permit, except where such revocation or cancellation would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.4, neither the Schedule 14D-9 nor any information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents will, at the respective times the Schedule 14D-9, the Offer Documents, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to Company’s stockholders, or at the expiration of the Offer, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.10 Tax Matters.

(a) The Company has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects. All Taxes shown to be due on such Tax Returns or otherwise required to be paid by the Company (whether or not shown on any Tax Return) have been timely paid or, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP). The Company is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice.

(b) The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company for all taxable periods and portion thereof through the date of such financial statements. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company.

(c) The federal income Tax Returns of the Company have been examined by and settled with the IRS (or the applicable statute of limitations has expired) for all years through 2009. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) No deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company.

(e) There is no outstanding written claim made by any taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction.

(f) The Company has not requested or is not the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(g) The Company has constituted neither a “distributing corporation” nor a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(h) No audit or other administrative or court proceedings are pending with any Governmental or Regulatory Authority with respect to Taxes of the Company and no written notice thereof has been received.

(i) The Company is not a party to any Contract that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

(j) The Company has made available to Parent correct and complete copies of (i) all federal, state, local and foreign income, franchise and other material Tax Returns filed by or on behalf of the Company for the preceding three (3) taxable years and (ii) any audit report issued within the last three (3) years (or otherwise with respect to any audit or proceeding in progress) relating to federal, state, local and foreign income, franchise and other material Taxes of the Company.

(k) The Company is not a “United States real property holding corporation” within the meaning of Section 897 of the Code and has not been such during the five-year period ending on the Closing Date.

(l) The Company has withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

(m) The Company is not a member of, or partner in (as the case maybe) an entity classified as disregarded from its owner or an entity classified as a partnership for U.S. Tax purposes. The Company is not, and never has been, a member of an affiliated group filing a consolidated Tax Return for federal, state, local or foreign Tax law purposes other than a group of which the Company was the parent. The Company has no corporate subsidiaries or any subsidiaries treated as corporations for federal, state, local or foreign Tax purposes.

(n) All agreements, arrangements and plans that provide non-qualified deferred compensation as defined in Section 409A of the Code have been administered, maintained and operated in all material respects in accord with the requirements of Section 409A of the Code and the rules and regulations promulgated thereunder. The Company has no obligation and has not agreed to pay any amount to any service provider on account of any Taxes imposed or that may be imposed on such service provider under Section 409A. The Options and other stock rights within the meaning of section 409A have an exercise price that is no less than the fair market value of the underlying stock on the date of grant of such Options or stock rights and otherwise contain no features for the deferral of compensation with the meaning of section 409A.

(o) For purposes of this Agreement: (x) “Taxes” shall mean (A) all federal, state, local or foreign Taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated Taxes, customs duties, fees, assessments and charges of any kind whatsoever, (B) all interest, penalties, fines, additions to Tax or additional amounts imposed by any Governmental or Regulatory Authority in connection with any item described in clause (A), and (C) any transferee liability in respect of any items described in clauses (A) and/or (B) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any

predecessor or successor thereof of any analogous or similar provision under Law) or otherwise, and (y) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental or Regulatory Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.11 Employee Benefits and Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of each of the following, if material: (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all other employee benefit plans, programs, policies, agreements or arrangements, and (iii) all payroll practices, including employment, consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation (including forms of award agreements and a list of holders of such equity-based compensation, but excluding individual awards of stock purchase, equity or equity-based compensation), deferred compensation, pension, supplemental retirement, change in control, severance, retention, fringe benefit, perquisite, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plan, policies, agreements or arrangements with respect to which the Company has any obligation or liability, contingent or otherwise, for current or former employees, consultants or directors of the Company, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company for the benefit of any current or former employee, consultant, or director of the Company or with respect to which the Company has or may have any Liability (collectively, pursuant to the foregoing clauses (i), (ii) and (iii), “Company Benefit Plans”). No Company Benefit Plan is a defined benefit “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA). No Company Benefit Plan is subject to Title IV of ERISA or is a “multiemployer plan”, as defined in Section 3(37) of ERISA or is or has been subject to Sections 4063 or 4064 of ERISA.

(b) Correct and complete copies (or, if a plan is not written, a written description) of the following documents with respect to each of the Company Benefit Plans and amendments thereto in each case that are in effect as of the date of this Agreement, have been delivered to Parent by the Company to the extent applicable: (i) any plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto, (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter or opinion letter regarding the tax-qualified status of each Company Benefit Plan; (v) the most recent summary plan descriptions (and summaries of material modification) for each Company Benefit Plan; (vi) the most recent financial statements for each Company Benefit Plan, (vii) all actuarial valuation reports related to any Company Benefit Plans and (viii) written summaries of all non-written Company Benefit Plans.

(c) Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, the Company Benefit Plans have been established, administered and maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws. All amendments and actions required to have been taken in order to bring the Company Benefit Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken.

(d) Except as disclosed in Section 3.11(d) of the Company Disclosure Schedule, the Company Benefit Plans intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code, and any trusts intended to be exempt from federal income taxation under the Code have received timely determination letters from the IRS and, as of the date of this Agreement, no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened. To the Knowledge of the Company, nothing has occurred with respect to the operation of the Company Benefit Plans that would reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any liability (other than the obligation to make Company contributions in accordance with the terms of the Company Benefit Plan and applicable Law), penalty or Tax under ERISA or the Code.

(e) Except as disclosed in Section 3.11(e) of the Company Disclosure Schedule, all contributions required to have been made to or under any of the Company Benefit Plans or by Law (without regard to any waivers granted under Section 412 of the Code), have been timely made, and no accumulated funding deficiencies exist in any of the Company Benefit Plans subject to Section 412 of the Code and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(f) There are no audits, inquiries, actions, claims or lawsuits pending or, to the Knowledge of the Company, threatened arising from or relating to the Company Benefit Plans, other than routine benefit claims. To the Knowledge of the Company, no facts exist that could form the basis for any such claim or lawsuit.

(g) Except as disclosed in Section 3.11(g) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company has not engaged in a non-exempt transaction that could subject the Company to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(h) Except to the extent limited by applicable Law, each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent or the Company (other than ordinary administration expenses and for accrued benefits thereunder).

(i) Except as disclosed in Section 3.11(i) of the Company Disclosure Schedule, none of the Company Benefit Plans provide for post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required under Section 4980B of the Code, Part 6 of the Subtitle B of Title I of ERISA or similar state Laws.

(j) Except as disclosed in Section 3.11(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event (i) result in any payment becoming due to any current or former employee, consultant or director of the Company, (ii)

increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan, or (iv) require any contributions or payments to fund any obligations under any Company Benefit Plan.

(k) Any individual who performs services for the Company (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company for federal income Tax purposes by the Company is not an employee for such purposes.

(l) To the Knowledge of the Company, as of the execution of this Agreement no Employee (i) has delivered written notice to the Company expressing any present plans to terminate his or her employment with the Company, or (ii) is a party to any confidentiality, non-competition or proprietary rights Contract or other such restrictive covenants Contract between such Employee, in his or her individual capacity and not as an employee of the Company, and any other Person besides the Company that would be material to the performance of such Employee’s employment duties, or the ability of the Company to conduct its business as currently conducted.

(m) Except as disclosed in Section 3.11(m) of the Company Disclosure Schedule, the Company has not entered into any Contract restricting its ability to terminate the employment of any or all of its Employees at any time, for any lawful reason, without penalty or liability in excess of $50,000, individually.

(n) Except as disclosed in Section 3.11(n) of the Company Disclosure Schedule, as of the date of this Agreement, there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Knowledge of the Company, threatened in writing before any Governmental or Regulatory Authority with respect to any individuals currently or formerly employed by the Company.

(o) Except as disclosed in Section 3.11(o) of the Company Disclosure Schedule, there are no discrimination complaints or any other material labor-related disputes against the Company pending before or, to the Knowledge of the Company, threatened in writing before any Governmental or Regulatory Authority.

(p) None of the Employees is represented in his or her capacity as an Employee by any labor organization. The Company has not recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any Employees, nor has the Company entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any Employees. There is no union organization activity involving any of the Employees pending or, to the Knowledge of the Company, threatened. There is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the Employees pending or, to the Knowledge of the Company, threatened. There are no complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental or Regulatory Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company, of any individual. The Company is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company.

Section 3.12 Environmental Matters.

(a) The Company is in compliance, in all material respects, with all Environmental Laws and, except for any matters that have been fully and finally resolved without further liability to the Company, at all other times, except as disclosed on Section 3.12(a) of the Company Disclosure Schedule, has been in compliance, in all material respects, with all Environmental Laws.

(b) There are no pending and served or, to the Knowledge of the Company, pending and not served or threatened Environmental Claims in writing against the Company. To the Knowledge of the Company, there are no facts, circumstances, or conditions existing, initiated or occurring that would reasonably be expected to form the reasonable basis of an Environmental Claim against the Company or to cause any of the Leased Real Property to be subject to any material restrictions on its ownership, occupancy, use or transferability under any Environmental Law.

(c) The Company has been duly issued and maintains all material Environmental Permits necessary to operate the business or assets of the Company as currently operated. Section 3.12(c) of the Company Disclosure Schedule sets forth a correct and complete list of all such material Environmental Permits, all of which are valid and in full force and effect. The Company has timely filed applications for all Environmental Permits except where failure to timely file such Environmental Permit has not had a material adverse effect on the Company, and, except as listed on Section 3.12(c) of the Company Disclosure Schedule, none of the Environmental Permits require consent, notification, or other action to remain in full force and effect following consummation of the Transactions.

(d) Except as disclosed in Section 3.12(d) of the Company Disclosure Schedule, The Company has not installed or used any of the following in connection with its business, and to the Knowledge of the Company, none of the following are present at the Leased Real Property: (i) underground storage tanks; (ii) any landfill or other unit for the treatment or disposal of Hazardous Materials; (iii) filled in land or wetlands; (iv) PCBs; (v) toxic mold; (vi) lead-based paint; or (vii) asbestos-containing materials.

(e) Except as would not result in material Liability to the Company, the Company has not caused any Release of Hazardous Materials at, on, under or from any real property owned, operated or leased by the Company during the period of such ownership, operation, or tenancy, and to the Knowledge of the Company, since January 1, 2011 and through the date of this Agreement, there has been no Release of Hazardous Materials at, on, under, or from the Leased Real Property except where such Release would not reasonably be expected to have a Material Adverse Effect.

(f) The Company has not received written notice that the Leased Real Property is listed or proposed to be listed on the National Priorities List or CERCLIS or on any other governmental database or list of properties that may or do require remediation under Environmental Laws. The Company has not arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Materials at any location such that the Company is or would reasonably be expected to become subject to material liability for Remediation of such location pursuant to Environmental Laws.

(g) For purposes of this Agreement:

(i) “Environmental Claims” means, with respect to any Person, any written or oral notice, claim, demand or other communication (collectively, a “claim”) by any other Person alleging or asserting such Person’s liability for investigatory costs, cleanup costs, Governmental or Regulatory Authority response costs, damages to natural resources or other property, personal injuries, fines or penalties arising out of, based on or resulting from (A) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law. The term “Environmental Claim” shall include, without limitation, any claim by any Governmental or Regulatory Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence of Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

(ii) “Environmental Laws” means any applicable Law or Order relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

(iii) “Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental permit, order or agreement with any

Governmental or Regulatory Authority or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

(iv) “Hazardous Materials” means (A) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (“PCBs”); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

(v) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

Section 3.13 Contracts.

(a) Set forth in Section 3.13(a) of the Company Disclosure Schedule is a list of (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act and as determined as of the date of this Agreement), whether or not filed by the Company with the SEC, and (ii) each of the following to which the Company is a party as of the date of this Agreement: (A) Contract that purports to limit, curtail or restrict the ability of the Company to compete in any geographic area or line of business or restrict the Persons to whom the Company may sell products, (B) collaboration, partnership or joint venture agreement, (C) Contract with any (x) Governmental or Regulatory Authority or (y) director or officer of the Company, (D) loan or credit agreement, security agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company in excess of $500,000 or any Contract or instrument pursuant to which such indebtedness for borrowed money may be incurred or is guaranteed by the Company, (E) financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, in each case evidencing financial hedging or similar trading activities, (F) voting agreement or registration rights agreement, (G) customer or supply Contract that involves consideration in fiscal year 2013 in excess of $375,000 or that is reasonably likely to involve consideration in fiscal year 2014 in excess of $375,000, (H) Contract (other than customer or supply Contracts) that involve consideration (whether or not measured in cash) of greater than $375,000 and that cannot be cancelled by the Company without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date of such cancellation), (I) non-exclusive outbound licenses that involve consideration in excess of $150,000, individually, (J) clinical trial agreements and material transfer agreements entered into outside of the ordinary course of business, (K) collective bargaining agreement, (L) any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date of this Agreement) with any current or former (x) executive officer of the Company, (y) member of the Company Board, or (z) employee providing for an annual base salary in excess of $250,000, (M) “standstill” or similar agreement, (N) any Contract that obligates the Company to conduct business on an exclusive or most favorite nations basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or most favorite nations basis with any third party, and (O) commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed on Section 3.13(a) of the Company Disclosure Schedule, each a “Material Contract”). The Company has heretofore made available to Parent correct and complete copies of each Material Contract in existence as of the date of this Agreement, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

(b) Each of the Material Contracts is, with respect to the Company and, to the Knowledge of the Company, the other party thereto, valid, binding and in full force and effect and is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Except as separately identified in Section 3.13(b) of the Company Disclosure Schedule, no approval, consent or waiver of any Person is needed in order that any Material Contract continue in full force and effect following the consummation of the Transactions. The Company is not in material default under any Material Contract or, to the actual knowledge of any executive officer of the Company as of the date of this Agreement, under any other Contract to which the Company is a party (collectively, the “Company Contracts”), nor does any condition exist that, with notice or lapse of time or both, would reasonably constitute a material default thereunder by the Company. To the Knowledge of the Company, no other party to any Company Contract is in material default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a material default by any such other party thereunder. The Company has not received any written notice of termination or cancellation under any Material Contract or any written notice of breach or default in any material respect under any Material Contract which breach has not been cured.

Section 3.14 Real Property; Title to Properties.

(a) The Company has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all properties and other assets which are reflected on the most recent balance sheet of the Company included in the Filed Company SEC Documents as being owned by the Company (or acquired after the date thereof) and which are, individually or in the aggregate, material to the Company’s business or financial condition (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice and not in violation of this Agreement), free and clear of all Liens except (i) Permitted Liens, (ii) statutory liens securing payments not yet due, (iii) security interests, mortgages and pledges that are disclosed in the Filed Company SEC Documents that secure indebtedness that is reflected in the most recent financial statements of the Company included in the Filed Company SEC Documents and (iv) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair the Company’s business operations as presently conducted.

(b) Except as set forth on Section 3.14(b) of the Company Disclosure Letter, the Company does not own and has not, at any time, owned any real property.

(c) Section 3.14(c) of the Company Disclosure Schedule contains a true and complete list of all real property leased, subleased or otherwise occupied or used (whether as tenant, subtenant or pursuant to other occupancy or use arrangements) by the Company (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property. True and complete copies of all leases or subleases or other agreements relating to the Leased Real Property, including any and all amendments, modification, and supplements thereto and any and all waivers thereunder (each, as so amended, modified or supplemented, a “Real Property Lease”) are contained in the Filed Company SEC Documents or have otherwise been delivered or made available to Parent.

(d) The Company holds a valid and existing leasehold interest in each of the Leased Real Property. With respect to each of the Real Property Leases:

(i) Each such Real Property Lease is in full force and effect and constitutes the legal and binding obligation of the Company and, to the Knowledge of the Company, each other party thereto, in accordance with the terms of each of Real Property Lease, subject to the Bankruptcy and Equity Exception;

(ii) Except for breaches or defaults that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, (A) the Company has performed or caused to be performed each term, covenant and condition of each Real Property Lease which is required to be performed by same on or before the date when such performance was required, (B) the Company has not received written notice of any breach or default under any Real Property Lease that has not since been cured, (C) neither the Company nor, to the Knowledge of the Company, any other party to any Real Property Lease is in breach or default of its obligations under such Real Property Lease, and (D) no event or circumstance exists under any of Real Property Lease which, with the passing of time or giving of notice or both, would reasonably constitute a material breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto;

(iii) Except as disclosed in Section 3.14(d)(iii) of the Company Disclosure Schedule, The Company has not subleased, assigned or transferred any of its rights and interest in any Real Property Lease; and

(iv) Each Leased Real Property is free and clear of all Liens except (x) Permitted Liens, (y) statutory Liens securing payments not yet due and (z) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and would not reasonably be expected to have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, the current use, occupancy and operation of each Leased Real Property by the Company is in compliance in all material respects with all applicable Laws, deeds, easements, restrictions, leases, licenses, Permits or other arrangements or requirements (including any building or zoning codes) affecting such Leased Real Property.

(f) The Company has not received written notice of any breach or default under any Real Property Lease that has not since been cured in all material respects and to the Knowledge of the Company, no Action is presently threatened with respect to any Real Property Lease.

(g) To the Knowledge of the Company, there are no parties in possession of any portion of the Leased Real Property other than the Company, whether as lessees, tenants-at-will, trespassers or otherwise.

(h) There are no leasing commissions due, arising out of, resulting from or with respect to any Real Property Lease which is owed by the Company.

Section 3.15 Intellectual Property.

(a) For purposes of this Agreement:

(i) “Company Product” means any product manufactured, marketed, distributed, licensed for commercial use or sale by the Company as of the date of this Agreement.

(ii) “Intellectual Property Rights” means all (A) U.S. and foreign patents and patent applications (including utility models, industrial designs and similar legal instruments) and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (B) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (C) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (D) U.S. and foreign mask work rights and registrations and applications for registration thereof, (E) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (F) trade secrets and know-how, (G) URL and domain name registrations, (H) inventions (whether or not patentable) and improvements thereto, (I) all claims, causes of action, rights to opposition, appeal and nullity actions arising out of or related to infringement or misappropriation of any of the foregoing and (J) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

(iii) “Open Source Code” means any Software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software.

(iv) “Owned Intellectual Property” means all Intellectual Property Rights owned by the Company; provided that the term “Owned Intellectual Property” shall not include any jointly owned Intellectual Property Rights assigned or to be assigned by the Company to BP Biofuels North America LLC pursuant to the terms of that certain Joint Intellectual Property Agreement, dated as of September 2, 2010, by and between the Company and BP Biofuels North America LLC.

(v) “Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, menus, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation related thereto.

(vi) “Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, build instructions, test reports, schematics, algorithms, formulae, test vectors, databases, lab notebooks, processes, prototypes, materials, samples, studies, or other know-how and other works of authorship.

(b) Section 3.15(b)(i) of the Company Disclosure Schedule accurately identifies each Company Product as of the date of this Agreement. Section 3.15(b)(ii) of the Company Disclosure Schedule sets forth with respect to all Intellectual Property Rights owned by the Company: (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued, and the present status thereof; (ii) for each registered trademark, tradename or service mark, the application serial number or registration number, for each country, province and state, and the class of goods covered; (iii) for any URL or domain name, the registration date, any renewal date and name of registry; and (iv) for each registered copyrighted work, the number and date of registration for each among country, province and state, in which a copyright application has been registered. All Owned Intellectual Property necessary, as of the date of this Agreement, for the manufacture, provision, use or sale of the Company Products, is referred to herein as the “Material Owned Intellectual Property”. Section 3.15(b)(iii) of the Company Disclosure Schedule lists all in-licenses of Technology or Intellectual Property Rights (the “Licensed Intellectual Property”), other than standard, off-the-shelf Software commercially available on standard terms from third-party vendors (e.g., Microsoft Windows), licenses and/or agreements for samples of biologic materials, non-exclusive licenses embedded in supply agreements and material transfer agreements entered into in the ordinary course of business. All Licensed Intellectual Property necessary, as of the date of this Agreement, for the manufacture, provision, use or sale of the Company Products, is referred to herein as the “Material Licensed Intellectual Property”. The Material Owned Intellectual Property and the Material Licensed Intellectual Property are collectively referred to herein as the “Material Intellectual Property”.

(c) The Company has good, valid, unexpired and enforceable title, free and clear of all Liens (other than Permitted Liens) to all Material Owned Intellectual Property and

holds title of such Material Owned Intellectual Property in the name of the Company (with all prior assignments of ownership recorded in the case of any Registered Intellectual Property). The Company’s rights as a licensee with respect to each item of the Material Licensed Intellectual Property are legal, valid and binding upon and enforceable against the Company subject to the Bankruptcy and Equity Exception, and in full force, and free and clear of all Liens (other than Permitted Liens). None of the Material Owned Intellectual Property will cease to be valid and enforceable rights of the Company, be materially altered or impaired, become subject to any additional payment obligations, or become subject to any escrow arrangement, by reason of the execution, delivery and performance of this Agreement or the consummation of the Transactions. None of the Material Owned Intellectual Property has been developed with the funding or resources from any Governmental or Regulatory Authority, public or private university, college, or other educational or research institution, or any not-for-profit organization that would reasonably be expected to limit or restrict the ability of the Company to use, exploit, assert, or enforce any of the Material Intellectual Property anywhere in the world.

(d) (i) No proceedings, claims, or actions have been instituted or are pending against the Company, or, to the Knowledge of the Company, are threatened against the Company, that challenge the Company’s ownership of or right to practice the Material Intellectual Property; (ii) no interference, opposition, reissue, reexamination, or other similar proceeding is pending or, to the Knowledge of the Company, threatened, in which the scope, validity, or enforceability of any of the Material Intellectual Property is being contested or challenged; (iii) to the Knowledge of the Company, neither the Company’s research, development, use, manufacture or provision of the Company Products, nor the conduct of the business as currently conducted, infringes any issued and unexpired patent rights or published patent applications (assuming patents were issued in the form published) owned or controlled by any third party anywhere in the world; (iv) the Company has not received any written notice alleging the invalidity or unenforceability of the Material Intellectual Property (excluding, for clarity, all correspondence with patent authorities with respect to ordinary course patent prosecution activities), or any misappropriation of any other Person’s trade secret rights by the research, development, manufacture or use of the Company Products; (v) no Person has notified the Company in writing or, to the Knowledge of the Company, otherwise notified the Company that it is claiming any ownership of or right to use any Material Intellectual Property other than the Company’s licensors of such Material Intellectual Property; (vi) the Material Owned Intellectual Property and, to the Knowledge of the Company, the Material Licensed Intellectual Property is not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental or Regulatory Authority affecting adversely the rights of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (vii) to the Knowledge of the Company, except as set forth on Section 3.15(d)(vii) of the Company Disclosure Schedule, no Person is currently infringing upon or is misappropriating any of the Material Owned Intellectual Property, or to the Knowledge of the Company, any of the Material Licensed Intellectual Property.

(e) Section 3.15(e) of the Company Disclosure Schedule lists all Contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right to practice (whether or not currently exercisable), the Material Intellectual Property. The Company is not bound by, and no Material Intellectual Property is subject to, any

Contract containing any covenant or other provision that in any way materially limits or restricts the ability of the Company to use, exploit, assert, or enforce any of the Material Intellectual Property anywhere in the world.

(f) All of the registrations and pending applications with or to Governmental or Regulatory Authorities with respect to the Material Intellectual Property owned by the Company (the “Registered Intellectual Property”) have been timely and duly filed, and prosecution of such applications has been diligently conducted. The Company has taken all commercially reasonable steps necessary or appropriate (including, entering into written confidentiality and nondisclosure agreements with officers, employees and consultants) to safeguard and maintain the secrecy and confidentiality of trade secrets that are part of the Material Intellectual Property. All officers, employees and consultants of the Company: (i) are a party to a “work-for-hire” and/or other agreements with the Company that has accorded the Company sole ownership of all Intellectual Property Rights arising out of their respective work, services and/or relationship with or for Company; or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company sole ownership of all Intellectual Property Rights arising or relating to their respective work, services and/or relationship with or for the Company. Without limiting the foregoing, (x) to the Knowledge of the Company, there has been no misappropriation of any trade secrets included in the Material Intellectual Property by any Person; (y) to the Knowledge of the Company, no employee, independent contractor or agent acting on behalf of the Company has misappropriated any trade secrets of any other Person in the course of performance as an employee, independent contractor or agent engaged in the business; and (z) to the Knowledge of the Company, no employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Material Intellectual Property, except where such default or breach has not had and could not reasonably be expected to have a Company Material Adverse Effect.

(g) To the Knowledge of the Company, each of the patents and patent applications listed in Section 3.15(b)(ii) of the Company Disclosure Schedule properly identifies each and every inventor of the claims thereof as determined in accordance with the Laws of the jurisdiction in which such patent is issued or such patent application is pending. To the Knowledge of the Company, each inventor named on the patents and patent applications listed in Section 3.15(b)(ii) of the Company Disclosure Schedule has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to the Company. To the Knowledge of the Company, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to the Company under such agreement with the Company.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Schedule, the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to, or otherwise assumed or expressly agreed, pursuant to a Contract to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation, or similar claim (other than indemnification provisions in the Company’s standard forms of Contracts or customary indemnification provisions in any services agreement, collaboration agreement, research agreement, joint sponsored study agreement, materials transfer agreement or similar agreement entered into in the ordinary course of business).

(i) The Company maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are in compliance in all material respects with all applicable Laws. To the Knowledge of the Company, there have not been (i) any material losses or thefts of data or security breaches relating to data used in the business of the Company; (ii) any material violations of any security policy regarding any such data; (iii) any material unauthorized access or unauthorized use of any such data; and (iv) any unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company or an independent contractor or agent acting on behalf of the Company.

(j) No current or former partner, director, stockholder, officer, contractor or employee of the Company will, after giving effect to the Transactions, own or, to the Knowledge of the Company, retain any rights to use any of the Owned Intellectual Property.

(k) Other than as set forth on Section 3.15(k) of the Company Disclosure Schedule, the Company does not own any Software that has been customized by or on behalf of the Company. No such customized Software contains, is derived from, is distributed with, or is being or was developed using Open Source Code that is licensed under any terms that impose or would reasonably impose any material limitation, restriction, or condition on the right or ability of Purchaser or its Subsidiaries (including the Surviving Corporation) to use or distribute any such customized Software.

Section 3.16 Insurance, Claims and Warranties.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of all material insurance policies maintained by the Company (the “Policies”). The Company is not in material breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default of any of the Policies. No notice of cancellation or termination has been received by the Company with respect to any of the Policies. The consummation of the Transactions will not, in and of itself, cause the revocation, cancellation or termination of any Policy.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list and summary description of all claims and all occurrences which may reasonably lead to a claim arising since January 1, 2011 from, or alleged to arise from, any injury to any Person (including current and former employees) or property as a result of the manufacture, sale, ownership, possession or use of any product of the Company. All such existing claims are or will be fully covered by product liability insurance maintained by the Company. All such occurrences have been fully reported to the appropriate insurer.

(c) Section 3.16(c) of the Company Disclosure Schedule contains a correct and complete list of all claims made during the period beginning on January 1, 2013 and ending on the date of this Agreement by or from current or former employees for injuries or illnesses arising out of their employment.

(d) All products of the Company manufactured, processed, assembled, distributed, shipped or sold by the Company have been in all material respects in conformity with all express or implied warranties. All warranties of each of the Company are in all material respects in conformity with the labeling and other requirements of applicable Laws.

(e) No circumstances exist affecting the safety of the products of the Company that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Other Regulatory Matters.

(a) Except as disclosed in Section 3.17(a) of the Company Disclosure Schedule, since January 1, 2011, the Company has not received any written notice or other written communication from any Governmental or Regulatory Authority (i) contesting the uses of or the labeling and promotion of any of the Company Products or (ii) otherwise alleging any violation of any Laws by the Company with respect to any Company Product.

(b) Since January 1, 2011, the Company has not, either voluntarily or at the request of any Governmental or Regulatory Authority, provided post-sale warnings regarding any Company Product.

(c) Since January 1, 2011, all written filings with and submissions to any Governmental or Regulatory Authority made by the Company with regard to the Company Products were, to the Knowledge of the Company, true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, as so updated remain, to the Knowledge of the Company, true, accurate and complete in all material respects as of the date of this Agreement.

Section 3.18 Opinion of Financial Advisor. The Company Board has received the opinion of UBS Securities LLC as financial advisor to the Company (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the holders of Shares (the “Fairness Opinion”). As of the date of this Agreement, the Fairness Opinion has not been withdrawn, revoked or modified and the Company has been authorized by the Company Financial Advisor to permit the inclusion of the Fairness Opinion and/or references thereto in the Schedule 14D-9, subject to prior review and consent by the Company Financial Advisor (such consent not to be unreasonably withheld). The Company will make available to Parent solely for informational purposes a signed copy of the Fairness Opinion as soon as possible following the date of this Agreement.

Section 3.19 Brokers and Other Advisors. Except for the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company. Section 3.19 of the Company Disclosure Schedule sets forth an estimate, as of the date of this Agreement, of the fees payable to the Company Financial Advisor in connection with the Transactions.

Section 3.20 State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under any federal, state, local or foreign laws (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Offer, the Merger or the other Transactions. The action of the Company Board in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

ARTICLE IV

Representations and Warranties of Parent and Purchaser

Parent and Purchaser jointly and severally represent and warrant to the Company:

Section 4.1 Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated. Parent has either delivered or made available to Company or the Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Purchaser of this Agreement, and the consummation by Parent and Purchaser of the Transactions, have been duly authorized and approved by their respective Boards of Directors (and prior to the Effective Time will be adopted by Parent as the sole stockholder of Purchaser), and no other corporate action on the part of Parent and Purchaser is necessary to authorize the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Purchaser, nor the consummation by Parent or Purchaser of the Transactions, nor compliance by Parent or Purchaser with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Purchaser or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental or Regulatory Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Purchaser or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Purchaser or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of Parent or Purchaser to consummate the Transactions.

Section 4.3 Governmental Approvals. Except for (i) such filings with the SEC as may be required to be made by Parent or Purchaser in accordance with the Exchange Act in connection with this Agreement and the Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) such consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country and (iv) consents, approvals, filings and/or notices required under antitrust or competition law in those jurisdictions identified in Schedule 4.3, no consents or approvals of, or filings, declarations or registrations with, any Governmental or Regulatory Authority are necessary for the execution and delivery of this Agreement by Parent and Purchaser or the consummation by Parent and Purchaser of the Transactions.

Section 4.4 Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.9, neither the Offer Documents nor any information supplied (or to be supplied) in writing by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the respective times the Offer Documents, the Schedule 14D-9, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to Company’s stockholders, or at the expiration of the Offer, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.5 Ownership and Operations of Purchaser. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.6 Brokers and Other Advisors. Except for Rothschild Inc., the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.7 Absence of Litigation. There is no Action pending and served or, to the Knowledge of Parent, pending and not served or overtly threatened against Parent or Purchaser, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. To the Knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental or Regulatory Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental or Regulatory Authority, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.

Section 4.8 Funds. Parent has available cash resources in an amount sufficient to consummate the Transactions and to fully and finally discharge the Closing Indebtedness.

Section 4.9 Ownership of Company Common Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, beneficially or otherwise, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, more than 4.99% of the voting interests of the Company or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock that would constitute more than 4.99% of the voting interests of the Company. Neither Parent nor any of Parent’s Affiliates, including Purchaser, has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date of this Agreement, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL or Section 251(h) of the DGCL and neither Parent nor Purchaser will become an “interested stockholder” of the Company or take any action that might cause any of them to become an “interested stockholder” of the Company under Section 251(h) of the DGCL.

Section 4.10 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE III (subject to the Company Disclosure Schedule). Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date of this Agreement from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations.

Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser, assuming no fraud or intentional misrepresentation, will have no claim against the Company, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

ARTICLE V

Additional Covenants and Agreements

Section 5.1 Conduct of Business. Except as expressly permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement until the Effective Time, the Company shall (a) conduct its business in the ordinary course consistent with past practice, and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key Employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time; provided, however, that the Company shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs. Without limiting the generality of the foregoing, except (x) as expressly permitted by this Agreement or as required by applicable Law, (y) as set forth on Section 5.1 of the Company Disclosure Schedule or (z) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless obtaining such consent may be a violation of applicable Law, during the period from the date of this Agreement to the Effective Time, the Company shall not:

(i) (A) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests, provided that the Company may issue Shares upon the exercise of Options granted under the Company Equity Plans and Warrants, each outstanding as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, other than: (1) repurchases of Shares outstanding as of the date of this Agreement pursuant to the Company’s right (under written commitments in effect as of the date of this Agreement) to purchase Shares held by a director, Employee, consultant or contractor of the Company upon termination of such Person’s employment or engagement by the Company consistent with past practice; (2) repurchases of Options or Warrants (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date of this Agreement (in cancellation thereof) pursuant to the terms of any such Option or Warrant (in effect as of the date of this Agreement); or (3) in connection with withholding to satisfy the Tax obligations with respect to Options, Warrants or any other Shares granted pursuant to any of the Company Equity Plans or otherwise; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such; (D) split, combine, subdivide or reclassify any shares of its capital stock; or (E) amend (including by reducing an exercise price or extending a term) or waive any of its material rights under, or accelerate the vesting under, any provision of the Company Benefit Plans or any agreement evidencing any outstanding Option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related Contract;

(ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, other than borrowings by the Company in the ordinary course of business in amounts not in excess of seven million five hundred thousand dollars ($7.5 million) in the aggregate under the Company’s existing credit agreement listed on Section 3.13(a) of the Company Disclosure Schedule;

(iii) sell, transfer, lease, sublease, assign, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets with a fair market value in excess of $100,000 individually or $250,000 in the aggregate to any Person, except (A) sales of inventory in the ordinary course of business consistent with past practice, (B) pursuant to Company Contracts in force at the date of this Agreement, (C) dispositions of obsolete, surplus, worn out or worthless assets, (D) payments of capital expenditures permitted under clause (iv) of this Section 5.1, or (E) assignments of Intellectual Property Rights in accordance with the terms of that certain Joint Intellectual Property Agreement, dated as of September 2, 2010, by and between the Company and BP Biofuels North America LLC;

(iv) make any capital expenditure which (A) involves the purchase of real property or (B) is in excess of $100,000 individually or $250,000 in the aggregate during any fiscal quarter, except in each case for any such capital expenditures provided for in the Company’s 2013 Capital Expenditure Plan set forth in Section 5.1(iv) of the Company Disclosure Schedule;

(v) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any

Person or division, business or equity interest of any Person or, (B) except in the ordinary course of business consistent with past practice, any assets that, individually, have a purchase price in excess of $100,000 or, in the aggregate, have a purchase price in excess of $250,000;

(vi) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than business, travel and similar advances to its Employees or consultants in the ordinary course of business consistent with past practice) to, any Person;

(vii) (A) enter into, terminate or amend any Material Contract or Real Property Lease, or, other than in the ordinary course of business consistent with past practice, any other Contract that is material to the Company (excluding any clinical trial agreements, biological sample agreements and/or material transfer agreements entered into in the ordinary course of business consistent with past practice; provided that such clinical trial agreements, biological sample agreements and/or material transfer agreements contain (i) customary confidentiality and non-disclosure provisions, (ii) provisions that maintain ownership by the Company of all Intellectual Property Rights and any improvements therefrom, and (iii) grant limited licenses to use such samples or materials solely for the purpose of such clinical trial agreement, biological sample agreement and/or material transfer agreement), (B) enter into or extend the term or scope of any Contract that purports to restrict the Company or Affiliate of the Company, from engaging in any line of business or in any geographic area, (C) amend or modify the engagement of the Company Financial Advisor, (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, (E) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement or (F) enter into, terminate or amend any Contract with Fermic S.A. de C.V. without the consent of Parent;

(viii) increase in any manner the compensation of any of its directors, officers or Employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any current or former employee, consultant or director of the Company, other than (A) as required pursuant to applicable Law or the terms of this Agreement, and (B) increases in salaries and wage rates of Employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice;

(ix) make or change any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a material refund of Taxes or obtain any Tax ruling;

(x) make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xi) amend the Company Charter Documents;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xiii) issue any broadly distributed communication of a general nature to Employees (including general communications relating to benefits and compensation) or customers without the prior approval of Parent, except for communications in the ordinary course of business that do not relate to the Transactions;

(xiv) settle or compromise any litigation or proceeding material to the Company (this covenant being in addition to the Company’s agreement set forth in Section 5.8 hereof) other than any litigation or proceeding relating to a breach of this Agreement or any other agreements contemplated hereby that results solely in a monetary obligation involving only the payment of monies by the Company of not more than $250,000 in the aggregate; or

(xv) agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 No Solicitation by the Company; Etc.

(a) The Company shall, and shall direct its directors, officers, Employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and promptly deliver written notice to each Person that entered into a confidentiality agreement for the purpose of discussing a possible Takeover Proposal within the past twelve (12) months to promptly return or cause and certify (to the extent required under such Person’s confidentiality agreement) to the destruction of all copies of confidential information previously provided to such parties by the Company or its Representatives. The Company shall not, and shall not authorize or permit its Representatives to, directly or indirectly (i) solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement related to any Takeover Proposal; provided that if after the date of this Agreement the Company Board receives an unsolicited, bona fide written Takeover Proposal made after the date of this Agreement in circumstances not involving a breach of this Agreement, and the Company Board reasonably determines in good faith that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and with respect to which the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would reasonably constitute a breach of the Company Board’s fiduciary duties to the Company’s stockholders under Delaware Law, then the Company may at any time prior to the Purchase Date (but in no event after the Purchase Date), (A) furnish information with respect to the Company to the Person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company (which confidentiality agreement must in the aggregate be no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement entered into with Parent), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company concurrently with its delivery to such Person delivers to Parent all such non-public information not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal. Notwithstanding anything to the contrary set forth in this Section 5.2, prior to making the determination required by the foregoing sentence that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal the Company and its Representatives may contact the Person making such Takeover Proposal solely to clarify the material terms and conditions of such Takeover Proposal (but shall not otherwise be entitled to engage in any action under the foregoing clauses (A) and (B) prior to such required determination). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Representatives shall be deemed to be a breach of this Section 5.2 by the Company. The Company shall provide Parent for informational purposes with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within twenty-four (24) hours of the execution thereof.

(b) In addition to the other obligations of the Company set forth in this Section 5.2, the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(c) Except as expressly permitted by this Section 5.2(c) or Section 5.2(d), neither the Company Board nor any committee thereof shall (i)(A) fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Purchaser, the Company Recommendation or the approval or declaration of advisability by such Company Board of this Agreement and the Transactions (including the Offer and the Merger) or (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize the Company to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with Section 5.2(a)). Notwithstanding the foregoing, if the Company Board receives after the date of this Agreement an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of this Agreement that the Company Board determines in good faith constitutes a Superior Proposal and with respect to which such Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would reasonably constitute a breach of its fiduciary duties to the Company’s stockholders under Delaware Law, the Company Board may, in response to such Superior Proposal after the expiration of the five (5) Business Day period described below (but in no event later than the Purchase Date), (A) make a Company Adverse Recommendation Change or (B) enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”) if the Company shall in connection with entering into such Specified Agreement terminate this Agreement pursuant to Section 7.1(c)(ii) and pay the Termination Fee required pursuant to Section 7.3, but, in each case, only after the fifth (5th) Business Day following Parent’s receipt of written notice (which notice shall not constitute a Company Adverse Recommendation Change) from the Company advising Parent that the Company Board intends to make a Company Adverse Recommendation Change or terminate this Agreement under Section 7.1(c)(ii) (which notice shall include the most current versions of such agreement and proposal to the extent not previously provided), and only if, during such five (5) Business Day period, the Company and its Representatives shall have negotiated in good faith with Parent and Parent’s representatives to make such adjustments in the terms of this Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal and, at the end of such five (5) Business Day period, after taking into account any such adjusted terms as may have been proposed by Parent since its receipt of such written notice, the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(ii) would reasonably constitute a breach of the Company Board’s fiduciary duties to the Company’s stockholders under Delaware Law.

(d) Other than in connection with a Takeover Proposal, prior to the Purchase Date, the Company Board may make a Company Adverse Recommendation Change in response to a Change in Circumstance only after the fourth (4th) Business Day following Parent’s receipt of written notice (which notice shall not constitute a Company Adverse Recommendation Change) from the Company setting forth a description of such Change in Circumstance in reasonable detail and stating that the Company Board has determined that the failure to make a Company Adverse Recommendation Change would reasonably constitute a breach of the Company Board’s fiduciary duties to the Company’s stockholders under Delaware Law, and only if, during such four (4) Business Day period, the Company and its Representatives shall have negotiated in good faith with Parent and Parent’s Representatives to amend this Agreement so that such Change in Circumstance would no longer necessitate a Company Adverse Recommendation Change and, at the end of such four (4) Business Day period, after taking into account any changes to the terms and provisions of this Agreement proposed by Parent as a result of such negotiations, the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to make the Company Adverse Change Recommendation would reasonably constitute a breach of the Company Board’s fiduciary duties to the Company’s stockholders under Delaware Law.

(e) The Company shall not grant a waiver or release under any standstill agreement (other than with Parent or Purchaser as set forth in this Agreement) in effect as of the date hereof or amend, modify or grant permission under any provision thereof; provided, however, that the Company shall be permitted to grant a waiver or release under any such standstill agreement in effect on the date hereof solely to the extent necessary to permit the Person subject to such standstill agreement to make and engage in discussions with respect to, and negotiate, consistent with the terms and provisions of this Section 5.2, a Takeover Proposal from such Person that was made in circumstances not involving a breach of this Section 5.2, if the Company Board determines in good faith, after consulting with the Company’s outside legal counsel, that failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board under applicable Delaware Law. The Company shall provide written notice to Parent of the waiver or release of any such standstill by the Company promptly (and in any event within twenty-four (24) hours) following such waiver or release, which notice shall include the identity of the Person or group receiving the waiver or release.

(f) For purposes of this Agreement:

“Change in Circumstance” shall mean any material event, material development or material change in circumstances with respect to the Company that (a) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of this Agreement nor known by an executive officer of the Company nor reasonably foreseeable as of or prior to the date of this Agreement and (b) does not relate to (i) any Takeover Proposal, (ii) any events, developments, or changes in circumstance relating to Parent, Purchaser or any of their Affiliates or (iii) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Shares or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, material development or material change in circumstances).

“Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company equal to fifteen percent (15%) or more of the Company’s assets or to which fifteen percent (15%) or more of the Company’s revenues or earnings are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of fifteen percent (15%) or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than the Transactions.

“Superior Proposal” means a bona fide Takeover Proposal which the Company Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of national reputation) to be more favorable to the Company’s stockholders from a financial point of view than the Offer, the Merger and the other Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other matters, the availability of financing and the expectation of obtaining required approvals); provided that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “80%.”

(g) Nothing in this Section 5.2 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and shall not require the giving of a notice or compliance with the procedures set forth in this Section 5.2; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.2(c).

Section 5.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.3(e)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental or Regulatory Authority or third party necessary, proper or advisable to consummate the Transactions.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (ii) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, each of the parties hereto shall promptly, but in no event later that ten (10) Business Days after the date of this Agreement, make all filings and notifications required to be made, and seek all consents required to be obtained under antitrust or competition law in those jurisdictions, if any, identified in Schedule 4.3. Neither party shall take any action that would extend any applicable waiting period or agree with any Governmental or Regulatory Authority not to consummate the Transactions for any period of time, without the written consent of the other party.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental or Regulatory Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental or Regulatory Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) promptly keep the other party informed of, and, subject to an appropriate agreement to limit disclosure to counsel, provide copies of, any material communication received by such party from, or given by such party to, any Governmental or Regulatory Authority, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions or any investigation or inquiry relating to the Transactions. Subject to an appropriate agreement to limit disclosure to counsel, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other in advance and consider in good faith the views of the other regarding, any material filing made with, or written materials submitted to, or oral communications with, any third party and/or any Governmental or Regulatory Authority in connection with the Transactions or any investigation or inquiry relating to the Transactions. Except as may be prohibited by any Governmental or Regulatory Authority, each of the parties hereto shall permit authorized representatives of the other party to be present at each meeting or conference relating to such investigation or inquiry.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, each of the parties hereto shall use its reasonable best efforts to (i) provide as promptly as reasonably practicable all information reasonably requested by any Governmental or Regulatory Authority, and (ii) resolve such objections, if any, as may be asserted by a Governmental or Regulatory Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not be required to agree to a divestiture of any business or assets or any restriction on its business that is binding on the Company unless the Transactions are consummated, and the Company shall not, without Parent’s prior written consent, commit to any divestiture or agree to any restriction on its business, and nothing in this Section 5.3 shall (x) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to then complied in all material respects with its obligations under this Section 5.3, or (y) require Parent to offer, accept or agree to (A) divest, dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world, or which would have a material adverse effect on the Company, Parent or the Surviving Corporation and/or (D) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding.

Section 5.4 Public Announcements. The initial public announcement by each of Parent and the Company with respect to the execution of this Agreement shall be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange or the NASDAQ as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party). Notwithstanding the foregoing: (a) each party may, without such consultation or consent, make any public statement in response to questions from the media, analysts, investors or those attending industry conferences, make internal announcements to Employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, the related “frequently asked questions” and answers, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party) and (b) the Company on the one hand and Parent and Purchaser on the other hand need not consult with the other party in connection with such portion of any press release, public statement or filing to be issued or made with respect to any Takeover Proposal or Company Adverse Recommendation Change, provided, however, with respect to the Company, the Company has complied with Section 5.2 hereof.

Section 5.5 Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s representatives reasonable access during normal business hours to the Company’s properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, Employees, accountants, counsel, financial advisors and other Representatives so long as such access does not unreasonably interfere with the business operations of the Company and the Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of federal securities Laws prior to such filing except to the extent such filing is not required to be reviewed with Parent pursuant to Section 5.4) and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities Laws and (ii) other information concerning its business, properties and personnel as Parent may reasonably request. Until the Effective Time, the information provided will be subject to the terms of the Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of May 1, 2013, by and between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”). No investigation, or information received, pursuant to this Section 5.5 will modify any of the representations and warranties of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable judgment (A) jeopardize any attorney-client or attorney work product doctrine or (B) contravene any applicable Law or binding agreement entered into prior to the date of this Agreement.

Section 5.6 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any written notice or other communication received by such party from any Governmental or Regulatory Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent reasonably could result in any of the conditions set forth in ARTICLE VI or Annex A not being able to be satisfied prior to the Walk-Away Date, (b) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of such party, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (c) the discovery, with actual knowledge of any executive officer of the Company, of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty of the Company contained in this Agreement to be untrue in any material respect; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the party receiving such notice; and provided, further, that the delivery of notice pursuant to clause (c) shall solely be for informational purposes except with respect to any willful and material breaches by the Company of such representation or warranty or if the breach of representation or warranty would reasonably be expected to result in a Material Adverse Effect on the Company.

Section 5.7 Indemnification and Insurance.

(a) All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (the “Company Charter Documents”) (as in effect as of the date of this Agreement) and as provided in the indemnification Contracts between the Company and said Indemnified Persons in the forms made available by the Company to Parent or Parent’s representatives prior to the date of this Agreement and disclosed in Schedule 5.7, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 5.7(a) and the indemnification rights provided under this Section 5.7(a) until disposition of such claim.

(b) Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current insurance carrier; provided, however, that the Company shall consult with Parent prior to purchasing such D&O Insurance and shall provide Parent with evidence of such purchase.

(c) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.7.

(d) The provisions of this Section 5.7 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Law, this Section 5.7 may not be amended, altered or repealed after the Purchase Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 5.8 Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that subject to the foregoing, the parties hereto acknowledge and agree that the Company shall control the defense of any such litigation.

Section 5.9 Fees and Expenses. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated. Other than any Taxes imposed upon a holder of Shares or Options, the Company shall pay all Taxes incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions (including (i) transfer, stamp and documentary Taxes or fees and (ii) sales, use, gains, real property transfer and other or similar Taxes or fees).

Section 5.10 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 5.11 Employee Benefits. The parties hereto acknowledge that the consummation of the Transactions shall not, by themselves, constitute a termination of employment of any Employee (other than with respect to the occurrence thereof as a factual basis to assert a claim for termination for good reason under any existing Company Contract). Parent agrees that each Employee may continue in his/her current employment with the Surviving Corporation, without interruption, from and after the Effective Time (each, a “Continuing Employee”). For a period of twelve (12) months following the Effective Time, Parent shall provide, or cause the Continuing Employees to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity or equity based compensation and retention, change in control and other transaction-based compensation) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the execution of this Agreement: provided, however, that nothing in this Section 5.11 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any compensation or benefit plan at any time or prevent the Surviving Corporation from terminating the employment of any Employee following the Effective Time. Without limiting the foregoing:

(a) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 5.11 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then to the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation (in which such Continuing Employee becomes eligible to participate after the Closing), then Parent shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company (subject to the Company having adequate records with respect to pre-Effective Time service to grant such credit); provided that such recognition of service (A) shall not operate to duplicate any benefits of a Continuing Employee and (B) shall not apply for purposes of (1) any plan, program or arrangement under which similarly-situated employees of Parent or its Subsidiaries do not receive credit for prior service, (2) eligibility for any subsidized post-retirement medical or life insurance, and (3) grandfathering and/or the level of pay credits under any subsidized retiree medical benefits. For the avoidance of doubt, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off and vacation equal to the accrued paid time off and accrued vacation such Continuing Employee had accrued with the Company that was unused as of the Effective Time or as of the time of such Employee’s later transfer to employment by Parent, provided that such credit does not result in the duplication of such benefits. Nothing in this Section 5.11 or elsewhere in this Agreement shall prohibit the Surviving Corporation from amending or terminating any plans, programs, agreements and arrangements of the Surviving Corporation in accordance with their terms, or be construed to create a right in any Employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or limit the right of any such entity to terminate the employment of any Continuing Employee at any time and the employment of each Continuing Employee shall be “at will” employment.

(b) The provisions of this Section 5.11 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 5.11 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

ARTICLE VI

Conditions to the Merger

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction

(or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental or Regulatory Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

(b) Purchaser shall have purchased Shares pursuant to the Offer, provided that this condition shall be deemed satisfied with respect to Parent and Purchaser if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under this Agreement.

ARTICLE VII

Termination

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) prior to the Purchase Time, by the mutual written consent of the Company and Parent duly authorized by the Company Board and the Board of Directors of Parent; or

(b) by either of the Company or Parent:

(i) if any Governmental or Regulatory Authority shall have enacted, promulgated, issued, entered, amended or enforced (A) a Law prohibiting the Offer or the Merger or making the Offer or the Merger illegal, or (B) an injunction, judgment, order, decree or ruling, or taken any other action, in each case, permanently enjoining, restraining, preventing or prohibiting the Offer or the Merger; provided that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the issuance of such injunction, judgment, order, decree or ruling was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if the Offer shall have expired pursuant to its terms (and not have been extended in accordance with Section 1.1 hereof) without any Shares being purchased therein; provided that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement resulted in the failure of Purchaser to purchase Shares in the Offer; or

(iii) if no Shares shall have been purchased pursuant to the Offer on or before the Walk-Away Date; provided that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party whose failure to perform any of its obligations under this Agreement resulted in the failure of the Offer to be so consummated by the Walk-Away Date; or

(c) by the Company:

(i) if Purchaser shall have failed to commence the Offer on or prior to the date provided therefor in Section 1.1; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(i) if the failure of the Company to perform any of its obligations under this Agreement resulted in the failure of Purchaser to commence the Offer;

(ii) if concurrently it enters into a Specified Agreement in accordance with Section 5.2, provided that (x) on the same day as entering into such Acquisition Agreement (or the next Business Day if the Acquisition Agreement is not entered into on a Business Day) the Company shall have paid or caused to be paid in full the Termination Fee to Parent in accordance with Section 7.3 (and such termination of this Agreement by the Company shall not take effect unless and until the Termination Fee shall have been paid in full to Parent) and (y) the Company shall also have materially complied with all the other requirements of Section 5.2; provided further, however, that the Company may only exercise this termination right prior to the Purchase Date; or

(iii) upon a material breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in this Agreement, or if any representation or warranty of Parent or Purchaser shall have become untrue in any material respect; provided that if such breach is curable by Parent and Parent within thirty (30) days through the exercise of their reasonable efforts during such thirty (30) day period and Parent and Purchaser continue to exercise such reasonable efforts, the Company may not terminate this Agreement under this Section 7.1(c)(iii) unless such breach is not cured within such thirty (30) day period; provided further that the right to terminate this Agreement under this Section 7.1(c)(iii) shall not be available to the Company if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement; or

(d) by Parent:

(i) if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company Board or any committee thereof (x) shall not have rejected any publicly announced Takeover Proposal within seven (7) days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company’s stockholders of a publicly announced tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal), (y) shall have failed to publicly reconfirm the Company Recommendation within three (3) Business Days after receipt of a written request from Parent that it do so if such request is made following the making by any Person of a publicly announced Takeover Proposal or (z) the Company has failed to include the Company Recommendation in the Schedule 14D-9 or permit Parent or Purchaser to include the Company Recommendation in the Offer Documents; provided, however, that Parent may only exercise this termination right prior to the Purchase Time; or

(ii) if prior to the Purchase Time, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in any case such that the conditions set forth in clauses (ii)(c) and (ii)(d) of Annex A would not be satisfied; provided that if such breach is curable by the Company within thirty (30) days through the exercise of its reasonable efforts during such thirty (30) day period and the Company continues to exercise such reasonable efforts, Parent may not terminate this Agreement under this Section 7.1(d)(ii) unless such breach is not cured within such thirty (30) day period; provided further, that the right to terminate this Agreement under this Section 7.1(d)(ii) shall not be available to Parent if it or Purchaser has failed to perform in any material respect any of their obligations under or in connection with this Agreement; provided, however, that Parent may only exercise this termination right prior to the Purchase Time.

Section 7.2 Notice of Termination; Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.9, Section 7.2 and Section 7.3 and ARTICLE VIII, the first sentence of Section 3.19 and the third to last sentence of Section 5.5, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent or the Company or their respective directors, officers and Affiliates, except (i) the Company may have liability as provided in Section 7.3, and (ii) nothing shall relieve any party from liability for fraud or any willful and material breach of this Agreement.

Section 7.3 Termination Fee.

(a) In the event that:

(i) (A) a Takeover Proposal shall have been publicly made known to the Company or shall have been made directly to the Company’s stockholders generally or any Person shall have publicly announced an intention to make a Takeover Proposal (whether or not conditional) and such Takeover Proposal shall not have been publicly withdrawn (or if withdrawn, such withdrawal occurred less than five (5) Business Days prior to the Expiration Time), (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii), and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within twelve (12) months of the date this Agreement is terminated; provided that for purposes of this Section 7.3(a)(i), a “Takeover Proposal” shall not include the issuance by the Company (whether in a single transaction or in a series of related transactions) of fifteen percent (15%) or more (but less than fifty percent (50%)) of any class of equity securities of the Company for cash in a bona fide financing transaction, the purpose of which is capital raising and does not include, directly or indirectly, a related commercial arrangement;

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(i); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

then in any such event under clause (i), (ii) or (iii) of this Section 7.3(a), the Company shall pay to Parent a termination fee of $2,100,000 in cash (the “Termination Fee”).

(b)

(i) Any payment required to be made pursuant to Section 7.3(a)(i) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment);

(ii) Any payment required to be made pursuant to Section 7.3(a)(ii) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(d)(i) (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment); and

(iii) Any payment required to be made pursuant to Section 7.3(a)(iii) shall be made to Parent prior to or simultaneously with (and as a condition to the effectiveness of) termination of this Agreement by the Company pursuant to Section 7.1(c)(ii).

It being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Parent.

(c) In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 7.3 when due, such Termination Fee shall accrue interest for the period commencing on the date such Termination Fee became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate plus three percent (3%). In addition, if the Company shall fail to pay such Termination Fee when due, the Company shall also pay to Parent all of Parent’s reasonable documented costs and expenses (including attorneys’ fees) in connection with efforts to collect such Termination Fee. The Company acknowledges that the Termination Fee and the other provisions of this Section 7.3 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement.

(d) Notwithstanding any other provision of this Agreement to the contrary and other than with respect to any liability for fraud, or willful and material breach of this Agreement, the parties hereto agree that, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 7.3(a) and any payments pursuant to Section 7.3(c) shall be the sole and exclusive remedy of Parent and Purchaser against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any losses or damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, and upon actual payment of such amount(s), none of the

Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that the Company acknowledges and agrees that in the event of a breach of this Agreement, Parent shall be entitled to the remedies set forth in Section 8.8, including injunction and specific performance.

ARTICLE VIII

Miscellaneous

Section 8.1 No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available shall be deemed to be disclosed in this Agreement or in the Company Disclosure Schedule, except to the extent actually set forth herein or therein. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in ARTICLE II and Section 5.7, Section 5.7, Section 5.9, Section 5.11, Section 7.2 and Section 7.3 and this ARTICLE VIII and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto, by action taken by their respective Boards of Directors.

Section 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other, may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with Annex A hereto, the Company Disclosure Schedule, the Support Agreements and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 5.7, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or if such court does not accept jurisdiction then any state or federal court sitting in the City of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

Section 8.8 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or if such court does not accept jurisdiction then any federal court sitting in the City of New York, without proof of damages or bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity and (b) the right of specific performance is an integral part of the Transactions and without that right, none of the Company, Parent or Purchaser would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.9 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), sent by email transmission or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Purchaser, to:

BASF Corporation

1609 Biddle Avenue

Wyandotte, MI 48192

Attn: Vice President of Innovation & Technology, North America

Email: michael.pcolinski@basf.com

with a copy (which shall not constitute notice) to:

BASF Corporation

100 Park Avenue

Florham Park, NJ 07932

Attn: General Counsel

Email: keith.ansbacher@basf.com

and

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, NY 10020

Attention: David B. Haber and Marita A. Makinen

Email: dhaber@lowenstein.com

 mmakinen@lowenstein.com

If to the Company, to:

Verenium Corporation

3550 Johns Hopkins Court

San Diego, California 92121

Attention: James E. Levine, Chief Executive Officer

Email: James.Levine@verenium.com

with a copy (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

Attention:     Barbara L. Borden

  Matthew T. Browne

Facsimile:     bborden@cooley.com

  mbrowne@cooley.com

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.11 Obligation of Parent. Parent shall each ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent, as applicable, shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 8.12 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Actions” means, collectively, any action, order, writ, injunction, judgment or decree outstanding or claim, allegation, suit, litigation, proceeding, investigation or dispute as to which written notice has been provided to the applicable party.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Closing Indebtedness” shall mean, as of immediately prior to the Closing, the aggregate amount then owed by the Company under that certain (a) Credit Agreement, dated as of December 7, 2012, by and between the Company and Athyrium Opportunities Fund and (b) Credit Agreement, dated as of October 5, 2012, by and between the Company and Comerica Bank (including, in each case, all interest accrued, penalties and fees thereon).

“Company Equity Award” shall mean an Option, restricted stock unit award and other right, contingent or accrued, to acquire or receive Shares or benefits measured by the value of such Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under any Company Equity Plan or a phantom stock award, as the case may be.

“Company Equity Plans” shall mean the following plans of the Company: the Verenium Corporation 2010 Equity Incentive Plan, 2007 Equity Incentive Plan, 1997 Equity Incentive Plan, 2005 Non-Employee Directors’ Equity Incentive Plan and Celunol Corp.’s Equity Incentive Plan.

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.

“Employee” means, as of the date of determination, any Person then employed by the Company on a full or part-time basis.

“Employee Optionee” means any holder of Options that received such Options while such holder was employed by the Company, or, that became employed by the Company following the date on which such holder received such Options.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental or Regulatory Authority” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

“Knowledge” of any Person that is not an individual shall mean, with respect to any matter in question, the knowledge after due inquiry of such Person’s directors and executive officers; provided, however, that with respect to matters involving Intellectual Property Rights, knowledge does not require that any of such Person’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property Rights clearance searches, and no knowledge of any third party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” shall mean, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Material Adverse Effect” shall mean, with respect to any party, any material adverse effect on, or any change, event, occurrence or state of facts that would reasonably be expected to have a material adverse effect on, (i) the business, assets, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole, or (ii) such party’s ability to, in a timely manner, consummate the Transactions; provided, however, that, for the purposes of clause (i), a Material Adverse Effect shall not be deemed to include any change, event, occurrence or state of facts arising out of, relating to or resulting from: (a) changes generally affecting the U.S. economy or the U.S. financial or securities markets; (b) any change that directly results from the public announcement or pendency of the Transactions; (c) any outbreak or escalation of war or any act of terrorism or any other similar event; (d) general conditions in the industry in which the party and its Subsidiaries operate; (e) changes in GAAP or any change in any Laws; (f) any changes in the market price or trading volume of such party’s shares of common stock; (g) the failure of such party to meet internal or analysts’ expectations or projections of the Company’s results of operations; (h) any change or prospective change in such party’s credit ratings; (i) any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.1; (j) the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates; and (k) the release of any funds to BP Biofuels North America LLC (or its successors or designees) pursuant to the terms of that certain Escrow Agreement, dated as of September 2, 2010, by and among the Company, BP Biofuels North America LLC and JPMorgan Chase Bank, National Association (the parties hereto acknowledge and agree that the intent of this clause (k) is to make clear that the release of such funds shall not be deemed a Material Adverse Effect under this Agreement and that the inclusion of this clause (k) is not intended, and shall not be construed, as an admission or indication that the release of such funds (or the amount of such funds) is material, would reasonably be expected to result in a Material Adverse Effect or otherwise establish any standard of materiality for any purpose under this Agreement); provided further, however, that any event, change or effect referred to in clauses (a), (c), (d) or (e) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the party and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the party and its Subsidiaries conduct their businesses.

“Non-Employee Option” means any Option that is outstanding as of immediately prior to the Purchase Time that is held by a Non-Employee Optionee.

“Non-Employee Optionee” means any holder of Options that is not an Employee Optionee.

“Permitted Liens” shall mean (a) any Lien that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, or (c) in the case of real property, Liens that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental or Regulatory Authority having jurisdiction over such real property.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental or Regulatory Authority.

“Purchase Date” shall mean the first date on which Purchaser accepts for payment Shares tendered and not withdrawn pursuant to the Offer.

“Purchase Time” shall mean the first time Purchaser accepts for payment Shares tendered and not withdrawn pursuant to the Offer.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and the Support Agreements and the transactions contemplated thereby.

“Upper Call Option” shall mean that certain Upper Call Option issued to Capital Ventures International on February 22, 2008

“Warrants” shall mean, collectively (a) the Warrant to Purchase Common Stock issued to Syngenta Participations AG on February 20, 2003, (b) the Warrants to Purchase Common Stock issued in December 2004 (including those that were amended and restated in 2012), August 2005, December 2006 (including those that were amended and restated in 2012) and April 2007, (c) the Upper Call Option, (d) the Warrants to Purchase Common Stock issued on October 9, 2009, (e) the Warrant to Purchase Common Stock issued to Comerica Bank on October 19, 2011 and (f) the Warrants to Purchase Common Stock issued to Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP on December 7, 2012 (each as amended and restated on January 14, 2013).

The following terms are defined on the page of this Agreement set forth after such term below:

Actions	61
Affiliate	61
Agreement	1
Bankruptcy and Equity Exception	16
Book-Entry Shares	7
Business Day	61
Certificate	7
Certificate of Merger	6
Change in Circumstance	46
claim	27
Closing	6
Closing Date	6
Closing Indebtedness	61
Code	10
Company	1
Company Adverse Recommendation Change	45
Company Balance Sheet	19
Company Benefit Plans	23
Company Board	1
Company Charter Documents	50
Company Common Stock	1
Company Contracts	29
Company Disclosure Schedule	13
Company Equity Award	61
Company Equity Plans	61
Company Financial Advisor	37
Company Material Adverse Effect	13
Company Preferred Stock	14
Company Product	31
Company Recommendation	4
Company Related Parties	57
Company SEC Documents	17
Company Securities	15
Confidentiality Agreement	50
Continuing Employee	52
Contract	62
D&O Insurance	51
DGCL	1
Dissenting Shares	10

Effective Time	6
Employee	62, 63
Environmental Claims	27
Environmental Laws	27
Environmental Liabilities	28
ERISA	23
Exchange Act	2
Expiration Time	2
Fairness Opinion	37
Filed Company SEC Documents	18
GAAP	62
Governmental or Regulatory Authority	62
Hazardous Materials	28
Indemnified Persons	50
Initial Expiration Time	2
Intellectual Property Rights	31
Knowledge	62
Laws	20
Leased Real Property	30
Liability	62
Licensed Intellectual Property	33
Liens	62
Material Adverse Effect	62
Material Contract	29
Material Intellectual Property	33
Material Licensed Intellectual Property	33
Material Owned Intellectual Property	33
Merger	1
Merger Consideration	7
Minimum Condition	1
NASDAQ	3
Offer	1
Offer Conditions	2
Offer Documents	4
Offer Price	1
Offer to Purchase	2
Open Source Code	32
Order	20
Owned Intellectual Property	32
Parent	1

Paying Agent	7
Payment Fund	8
PCBs	28
Permits	20
Permitted Liens	63
Person	63
Policies	36
Principal Stockholders	1
Purchase Date	64
Purchase Time	64
Purchaser	1
Real Property Lease	30
Registered Intellectual Property	34
Release	28
Representatives	44
Sarbanes-Oxley Act	17
Schedule 14D-9	5
Schedule TO	4
SEC	3
Securities Act	17

Share	1
Shares	1
Software	32
Specified Agreement	45
Subsidiary	64
Substitute Award	11
Superior Proposal	47
Support Agreement	2
Surviving Corporation	6
Takeover Proposal	47
Tax Returns	23
Taxes	23
Technology	32
Termination Fee	56
Transactions	64
Unvested Option	11
Upper Call Option	64
Walk-Away Date	3
WARN	26
Warrants	64

Section 8.13 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Annex or Schedule, such reference shall be to an Article of, a Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BASF CORPORATION, a Delaware corporation

By:	/s/ Keith H. Ansbacher
Name:	Keith H. Ansbacher
Title:	Vice President & Secretary

PASTINACA ACQUISITION INC., a Delaware corporation

By:	/s/ Keith H. Ansbacher
Name:	Keith H. Ansbacher
Title:	Vice President & Secretary

VERENIUM CORPORATION, a Delaware corporation

By:	/s/ James E. Levine
Name:	James E. Levine
Title:	President & Chief Executive Officer

ANNEX A

Conditions to the Offer

The capitalized terms used in this Annex A have the meanings set forth in the attached Agreement, except that the term “the Agreement” shall be deemed to refer to the attached Agreement.

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered shares if:

(i) there shall not have been validly tendered prior to the expiration of the Offer that number of Shares which, when added to the Shares owned by Parent and its Subsidiaries (if any), would represent at least a majority of the Shares outstanding after taking into account all outstanding Shares at the time of expiration of the Offer and assuming the exercise of all Options and Warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Options and Warrants) (the “Minimum Condition”); or

(ii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

(a) there shall be any injunction, judgment, ruling, Order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any Governmental or Regulatory Authority that would or that seeks or is reasonably likely to (1) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent or the consummation of the Transactions, (2) impose limitations on the ability of Purchaser, Parent or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company’s stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Agreement and approval of the Transactions), (3) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s, Purchaser’s or any of their Affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company or, as a result of the Transactions, of Parent and its Subsidiaries, taken as a whole, or (4) compel Parent, Purchaser or any of their Affiliates to dispose of any Shares or, as a result of the Transactions, compel Parent, Purchaser or any of their Affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company or of Parent and its Subsidiaries, taken as a whole;

Annex A - 1

(b) since the date of this Agreement, there shall have occurred any Company Material Adverse Effect that shall be continuing as of the expiration of the Offer;

(c) (1) any representation or warranty of the Company set forth in Sections 3.2(a)-(d) (Capitalization) of the Agreement shall not be true and correct in all respects (except where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate in excess of $500,000) as of the date of this Agreement or shall not be true and correct in all respects (except where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate in excess of $500,000) at and as of expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date);

(2) any of the representations and warranties of the Company contained in Sections 3.3(a) and (d) (Authority; Noncontravention; Voting Requirements), Section 3.19 (Brokers and Other Advisors), Section 3.20 (State Takeover Statutes), shall not have been true and correct in all material respects at and as of the date of this Agreement or shall not be true and correct in all material respects at and as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(3) any of the other representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein), shall not have been true and correct as of the date of this Agreement or shall not be true and correct as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except, in each case, to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

(d) the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Agreement to be performed or complied with by it, which inaccuracy, breach or failure has not been cured prior to the expiration of the Offer;

(e) Purchaser shall have failed to receive a certificate of the Company, executed by an executive officer of the Company, dated as of the Expiration Date, certifying that the conditions set forth in paragraphs (ii)(b), (ii)(c) or (ii)(d) of this Annex A have not occurred; or

(f) the Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by either of them regardless or the circumstances giving rise to such conditions or may

Annex A - 2

be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser (except for any conditions which, pursuant to Section 1.1 of the Agreement, may only be waived with the Company’s consent). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

If the Offer is terminated, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

Annex A - 3